

Mail Stop 4720

June 23, 2016

Via E-mail
Charles M. Johnston
Chairman of the Board and Interim Chief Executive Officer
Hampton Roads Bankshares, Inc.
641 Lynnhaven Parkway
Virginia Beach, VA 23452

Re: **Hampton Roads Bankshares, Inc.**
Amendment No. 1 to Registration Statement on Form S-4
Filed May 23, 2016
File No. 333-210643

Dear Mr. Johnston:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2016 letter.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustment (F), page 26

1. Please expand your adjustment related to the reversal of substantially all of the valuation allowance on your net deferred tax asset to describe the sources of taxable income that you relied upon in supporting that a valuation allowance was not necessary. In addition, describe the uncertainties, assumptions, and limitations associated with your reliance on the incremental projected taxable income resulting from the acquisition of Xenith Bankshares, Inc.

Critical Accounting Policies

Valuation of Deferred Taxes, page 100

2.   Please expand your discussion and analysis of your partial release of your valuation allowance against deferred tax assets to describe the material uncertainties, assumptions, and limitations associated with your projected taxable income. In this regard, your disclosures should address, at a minimum, the following:

- how you relied on projections through the expiration dates of current NOLs of 2035 and beyond;
- how you relied on projections of significant increases in taxable income during the span of your projections;
- how your projections of increases compare to your recent experience;
- how, in qualitative and quantitative terms, the ability to utilize your NOLs to offset future taxable income would be substantially limited; and
- the key assumptions that lead to the significant increases in taxable income.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Jacob A. Kling, Esq.